UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.   )*

Terra Property Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A
(CUSIP Number)

Vikram S. Uppal

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,667,178.10
	8	SHARED VOTING POWER 17,023,092.29
	9	SOLE DISPOSITIVE POWER 2,667,178.10
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,690,270.39(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%(3)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,023,092.29
	9	SOLE DISPOSITIVE POWER 17,023,092.29
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,023,092.29(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.45%(3)
14	TYPE OF REPORTING PERSON IA

(1)       Includes 2,667,178.10 shares of common stock, $0.01 par value per share (the “Shares”), of Terra Property Trust, Inc. (the “Issuer”) owned by Terra International Fund 3 REIT, LLC, a Delaware limited liability company (“TIF3”), and 17,023,092.29 Shares owned by Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”) and Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”) through a controlled subsidiary (the “Controlled Subsidiary”). On March 2, 2020, the Issuer, Terra Fund 5, the Controlled Subsidiary and Terra REIT Advisors, LLC, a Delaware limited liability company (“Terra REIT Advisors”), the external manager of the Issuer, entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which for the period that Terra REIT Advisors, a wholly-owned subsidiary of Terra Capital Partners, LLC, a Delaware limited liability company ("Terra Capital Partners"), remains the external manager of the Issuer, Terra REIT Advisors will have the right to nominate two individuals to serve as directors of the Issuer and, until the Controlled Subsidiary no longer holds at least 10% of the outstanding Shares, Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, will have the right to nominate one individual to serve as a director of the Issuer, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2020. TIF3 is managed by a wholly-owned subsidiary of Terra Capital Partners. Terra REIT Advisors is managed by, and also a wholly-owned subsidiary of, Terra Capital Partners.

(2)       Includes 17,023,092.29 Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. The Controlled Subsidiary is managed by Terra Fund 5 and Terra Fund 7, its managing members. Terra Fund 5 is managed by Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”), its managing member. Terra Fund 7 is managed by a wholly-owned subsidiary of Terra Fund Advisors, which in turn is managed by Terra Fund Advisors. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. The members of the board of managers of Terra Fund Advisors are Bruce Batkin and Simon Mildé.

(3)        The percentage is based upon 19,690,270.39 Shares outstanding, which is the sum of (i) 15,125,681.14 Shares outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020 and (ii) 4,564,589.25 Shares issued by the Issuer pursuant to the merger, contribution and related transactions described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2020.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, $0.01 par value per share (the “Shares”), of Terra Property Trust, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 550 Fifth Avenue, 6th Floor, New York, New York 10036.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”) and Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”) (the foregoing collectively, the “Reporting Persons”), and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, pursuant to the Statement Appointing Designated Filer included as Exhibit 2 hereto.

(b)           The principal business address of each of the Reporting Persons is 550 Fifth Avenue, 6th Floor, New York, New York 10036.

(c)          The principal business of each of Terra Capital Partners and Terra Fund Advisors is to engage in any lawful business, purpose or activity that may be undertaken by a limited liability company organized under and governed by the Delaware Limited Liability Company Act. Terra REIT Advisors, LLC, a Delaware limited liability company ("Terra REIT Advisors"), the external manager of the Issuer, serves as manager to each of Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”), and also serves as adviser to Terra International Fund 3 REIT, LLC, a Delaware limited liability company (“TIF3”). TIF3 is managed by a wholly-owned subsidiary of Terra Capital Partners. Terra REIT Advisors is member managed, and is a wholly-owned subsidiary of Terra Capital Partners. Terra Fund Advisors is the manager of Terra Secured Income Fund 5, LLC, a Delaware limited liability company ("Terra Fund 5"). Terra Fund Advisors also manages a wholly-owned subsidiary that is the manager of Terra Secured Income Fund 7, LLC, a Delaware limited liability company ("Terra Fund 7"). Terra Fund 5 and Terra Fund 7 own their Shares through a controlled subsidiary (the "Controlled Subsidiary"), of which each is a managing member. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. The members of the board of managers of Terra Fund Advisors are Messrs. Batkin and Mildé. Terra Capital Partners exercises sole voting and dispositive power over the Shares owned by TIF3, and shares voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. Terra Fund Advisors exercises sole dispositive power and shared voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. Terra Capital Partners may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and TIF3. Terra Fund Advisors may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. However, neither Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these shares. Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and TIF3 except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 or for any other purpose.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1 or A-2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors or managers of each Reporting Person are set forth on Schedules A-1 or A-2 hereto and are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported on this Schedule 13D in connection with the following transactions:

On January 1, 2016, Terra Secured Income Fund, LLC, Terra Secured Income Fund 2, LLC, Terra Secured Income Fund 3, LLC and Terra Secured Income Fund 4, LLC merged with and into subsidiaries of Terra Fund 5 (individually, each a “Terra Fund” and collectively, the “Terra Funds”) through a series of separate mergers. Following these mergers, Terra Fund 5 contributed the consolidated portfolio of net assets of the Terra Funds to the Issuer in exchange for Shares of the Issuer.

On September 30, 2019, TIF3 contributed cash in the amount of $3,620,000 to the Issuer in exchange for 212,690.95 Shares, at a price of $17.02 per Share.

On February 28, 2020, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Terra Property Trust 2, Inc., a Maryland corporation (“TPT2”) and Terra Fund 7, as the sole stockholder of TPT2, pursuant to which TPT2 was merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”), effective March 1, 2020 (the “Effective Time”). Based on an exchange ratio of 1.20, which is subject to adjustment within 30 days of the Effective Time, Terra Fund 7, the sole stockholder of TPT2, received 2,110,102.10 Shares as consideration in the Merger, which it holds through the Controlled Subsidiary.

On March 2, 2020, Terra Fund 5 consolidated its ownership of 14,912,990.19 Shares of the Issuer in a single subsidiary, the Controlled Subsidiary, which is the surviving entity of a merger of certain wholly-owned subsidiaries of Terra Fund 5.

On March 2, 2020, the Issuer also entered into two separate contribution agreements, one by and among the Issuer, TIF3 and TIFI, and another by and among the Issuer, TIF3 and TIF5 International, pursuant to which the Issuer acquired certain participation interests in loans and cash from TIF3 in exchange for the issuance of an aggregate of 2,454,487.15 Shares, at a price per share equal to $16.58. Each of TIFI and TIF5 International is a holder of a non-voting membership interest in TIF3.

On March 2, 2020, the Issuer, Terra Fund 5, the Controlled Subsidiary and Terra REIT Advisors, the external manager of the Issuer, entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which for the period that Terra REIT Advisors, a wholly-owned subsidiary of Terra Capital Partners, remains the external manager of the Issuer, Terra REIT Advisors will have the right to nominate two individuals to serve as directors of the Issuer and, until the Controlled Subsidiary no longer holds at least 10% of the outstanding Shares, Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, will have the right to nominate one individual to serve as a director of the Issuer, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2020.

Item 4.	Purpose of Transaction.

The Reporting Persons beneficially acquired the Shares in connection with the transactions as described in Item 3 above.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D.   The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase, or cause affiliates to purchase, additional Shares or dispose of, or cause affiliates to dispose of, some or all of the Shares held by them, and/or make, or cause affiliates to make, in-kind distributions of Shares to their members, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Terra Fund Advisors, as the managing member of Terra Fund 5 and the sole member of the managing member of Terra Fund 7, may be deemed to beneficially own the 17,023,092.29 Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary, or approximately 86.45% of the outstanding Shares.

Terra Capital Partners may be deemed to beneficially own the 19,690,270.39 Shares in aggregate owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and TIF3, or 100% of the outstanding Shares.

However, none of Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these Shares. Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and TIF3 except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 or for any other purpose.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

(b)

Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	See Item 3 above for a description of transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or amongst any of the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated February 28, 2020, by and among Terra Property Trust, Inc., Terra Property Trust 2, Inc. and Terra Secured Income Fund 7, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 5, 2020).
Exhibit 2	Statement Appointing Designated Filer, dated as of March 16, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2020

Terra Fund Advisors, LLC

By:	/s/ Bruce Batkin
Name: Bruce Batkin Title: Authorized Signatory

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
Name: Vikram Uppal Title: Authorized Signatory